Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Share Dividends
The following table sets forth our ratio of earnings to combined fixed charges and preferred share dividends for the periods shown (in thousands, except ratio amount):

	Year Ended December 31,
	2014	2013	2012	2011	2010
Income (loss) before income taxes	$61,489	$46,973	$27,915	$9,154	$(1,257)
Add:
Interest expense (including amortization of capitalized interest)	27,357	25,780	20,976	12,868	2,344
Portion of rental expense representing interest	1,371	1,102	349	40	8
Total earnings	$90,217	$73,855	$49,240	$22,062	$1,095
Fixed charges and preferred share dividends:
Interest expense (including amortization of capitalized interest)	$27,357	$25,780	$20,976	$12,868	$2,344
Portion of rental expense representing interest	1,371	1,102	349	40	8
Preferred share dividends	9,688	9,688	4,413	—	—
Total fixed charges and preferred share dividends	$38,416	$36,570	$25,738	$12,908	$2,352
Ratio of earnings to combined fixed charges and preferred share dividends	2.3	2.0	1.9	1.7	(a)

(a)	Earnings did not cover fixed charges and preferred share dividends by $1,257.
On July 17, 2012, we issued 5,000,000 of our 7.75% Series A Cumulative Redeemable Preferred Shares and accordingly preferred share dividends from that date through December 31, 2014 are included in the calculation of ratio of earnings to combined fixed charges and preferred share dividends. For the years ended December 31, 2011 and 2010, we had no outstanding preferred shares, and therefore, there were no preferred share dividends included in the calculations of earnings to combined fixed charges and preferred share dividends for these periods.